Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 14 MARCH 9, 2020
GRIFFIN CAPITAL ESSENTIAL ASSET REIT
SUPPLEMENT NO. 14 DATED MARCH 9, 2020
TO THE PROSPECTUS DATED JUNE 17, 2019
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated June 17, 2019, Supplement No. 11 dated December 27, 2019, which amended and superseded all prior supplements, Supplement No. 12 dated January 7, 2020, and Supplement No. 13 dated February 5, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

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the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from February 1, 2020 through February 29, 2020, for each of our classes of common stock; and

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information regarding the temporary suspension of the primary portion of our follow-on offering (the "Primary Offering"), our distribution reinvestment plan ("DRP"), and our share redemption program ("SRP").

Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from February 1, 2020 through February 29, 2020. We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we obtain mortgage financing on a long-term, fixed-rate basis and utilize interest rate swaps to hedge a portion of our variable rate borrowings. During the month of February 2020, continued volatility in interest rates continued to impact such fair values. The principal balance of our borrowings is not affected by changes in interest rates, and future increases in interest rates would have a positive impact on the fair value of our fixed rate borrowings and interest rate swaps.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Class E
February 1-2, 2020	$9.46	$9.45	$9.44	$9.44	$9.32	$9.32	$9.32	$9.36
February 3, 2020	$9.45	$9.45	$9.44	$9.44	$9.31	$9.31	$9.31	$9.36
February 4, 2020	$9.46	$9.45	$9.44	$9.44	$9.32	$9.32	$9.31	$9.36
February 5, 2020	$9.46	$9.46	$9.45	$9.45	$9.32	$9.32	$9.32	$9.37
February 6, 2020	$9.47	$9.46	$9.45	$9.45	$9.33	$9.33	$9.33	$9.37
February 7, 2020	$9.47	$9.47	$9.45	$9.45	$9.33	$9.33	$9.33	$9.37
February 8-9, 2020	$9.47	$9.47	$9.45	$9.46	$9.33	$9.33	$9.33	$9.38
February 10, 2020	$9.47	$9.46	$9.45	$9.45	$9.33	$9.33	$9.32	$9.37
February 11, 2020	$9.47	$9.46	$9.45	$9.45	$9.32	$9.32	$9.32	$9.37
February 12, 2020	$9.47	$9.46	$9.45	$9.45	$9.33	$9.33	$9.32	$9.37
February 13-20, 2020	$9.47	$9.47	$9.46	$9.46	$9.33	$9.33	$9.33	$9.38
February 21-23, 2020	$9.47	$9.47	$9.45	$9.46	$9.33	$9.33	$9.33	$9.38
February 24, 2020	$9.47	$9.46	$9.45	$9.45	$9.32	$9.33	$9.32	$9.37
February 25, 2020	$9.46	$9.46	$9.44	$9.45	$9.32	$9.32	$9.31	$9.36
February 26, 2020	$9.46	$9.45	$9.44	$9.44	$9.31	$9.32	$9.31	$9.36
February 27, 2020	$9.46	$9.46	$9.44	$9.45	$9.32	$9.32	$9.31	$9.36
February 28-29, 2020	$9.46	$9.45	$9.44	$9.44	$9.31	$9.31	$9.31	$9.36
On any business day, our share sales are made based on the day’s applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688, and (3) made available on www.nasdaq.com.

Temporary Suspension of Primary Offering, Share Redemption Program, and Distribution Reinvestment Plan
In connection with a potential strategic transaction, on February 26, 2020, our board of directors (the "Board") approved the temporary suspension of (i) the Primary Offering, effective February 27, 2020; (ii) the SRP, effective March 28, 2020; and (iii) the DRP, effective March 8, 2020. The Board believes that it would be in the best interest of us and our stockholders to temporarily suspend the Primary Offering to allow us to evaluate a potential strategic transaction. Our policy will be to accept subscription agreements only if they are signed and dated on or before the close of business on February 27, 2020. The accounts must be fully funded and in good order no later than the close of business on February 28, 2020. The SRP shall be officially suspended as of March 28, 2020, and no redemptions will be honored for the first quarter of 2020 other than redemptions sought upon a stockholder's death, qualifying disability, or determination of incompetence or incapacitation which will be honored in accordance with the terms of the SRP. Due to the suspension of the DRP as of March 8, 2020, all subsequent distributions, other than the stock distribution declared by the Board on December 18, 2019, to be paid on April 1, 2020, will be paid in cash. The SRP and DRP shall remain suspended until such time, if any, as the Board may approve the resumption of the SRP and DRP.